Jaime L. Chase +1 202 728 7096 jchase@cooley.com	Via EDGAR

October 9, 2020

U.S. Securities and Exchange Commission
Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:            Tara Harkins

Kevin Kuhar

Julia Griffith

Dietrich King

Re:	IN8bio, Inc. Draft Registration Statement on Form S-1 Submitted September 10, 2020 CIK 0001740279

Ladies and Gentlemen:

On behalf of IN8bio, Inc. (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2020 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on September 10, 2020 (the “DRS”). Concurrently with the submission of this response letter, the Company is confidentially submitting Amendment No. 1 to its DRS (“DRS Amendment No. 1”), which reflects changes made in response to certain of the comments contained in the Comment Letter and certain other changes, including the inclusion of the Company’s financial statements as of June 30, 2020 and for the six month periods ended June 30, 2020 and 2019.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted on September 10, 2020

Prospectus Summary, Page 1

1.	Please tell us why you believe that the final column of your pipeline table "Next Anticipated Milestones" is relevant to an investment decision, or eliminate the column where it appears throughout the prospectus.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that investors in a life sciences company require information on expected timelines and potential data readouts that may drive value inflection points prior to making an investment decision. Additionally, this disclosure describes the Company’s current stage of clinical development as reflected throughout DRS Amendment No. 1. The Company has revised its pipeline chart on pages 2 and 86 of DRS Amendment No. 1 to add the specific milestones anticipated for each product candidate, which are also described in the applicable description of each such product candidate.

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October 9, 2020 Page Two

2.	Please balance your disclosure concerning the additional applications of INB-100, INB-300 and INB-400 to better explain the status of development to date, and to advise investors that these applications are at a very early phase of their development, or eliminate the products and applications from the pipeline table.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 86 of DRS Amendment No. 1 in both the text and as a footnote to the pipeline chart indicating that its preclinical candidates are in an early stage of development.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, Page 5

3.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

In response to the Staff’s comment, the Company will coordinate with the Staff to supplementally provide the Staff with copies of any written communication that it has provided to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, Page 11

4.	We note numerous references to seeking approvals abroad, foreign regulators and foreign markets throughout the Risk Factors and other sections of your prospectus. Please revise to explain what non-US markets, if any, you plan to enter, and what steps you have taken to attain the necessary regulatory and patent approvals. Please tailor the risk factors section to more closely reflect the applications you have made or are planning to make in the near term.

In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 35 and 49 of DRS Amendment No. 1.

5.	Please refer to the risk factor on page 23 discussing the company's possible use of accelerated approval pathways for FDA approval. Please disclose the specific programs applicable to products or therapeutic platforms that you are currently developing.

In response to the Staff’s comment, the Company has revised its disclosure on page 23 of DRS Amendment No. 1.

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October 9, 2020 Page Three

Use of Proceeds, Page 63

6.	We note in your disclosure that the proceeds of the offer will not be sufficient to fund any of your product candidates through regulatory approval. Please revise to specify how far the proceeds of the offering will take the company into the clinical development of INB-200 and INB-100. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof.

In response to the Staff’s comment, the Company has revised its disclosure on page 63 of DRS Amendment No. 1. The Company further advises the Staff that it will further update this disclosure in a pre-effective amendment to the registration statement prior to commencing a roadshow to disclose the estimated amounts that correspond to each intended use of proceeds and how far in the clinical development of each of its product candidates the Company expects to reach with the net proceeds from the currently contemplated offering.

Management's Discussion and Analysis of Financial Condition and Results of Operation, Results of Operations, Page 75

7.	We note that you have multiple products in varying stages of development and clinical testing. Please expand to provide detail by product candidate for your research and development expenses during each period presented. To the extent that you do not track expenses by product candidate, please disclose as such.

In response to the Staff’s comment, the Company has revised its disclosure on pages 75 and 77 of DRS Amendment No. 1. The Company notes that, prior to fiscal year 2020 when its two lead product candidates were in preclinical development, it did not allocate those preclinical expenses by product candidate. When the two lead product candidates entered clinical development in fiscal year 2020, the Company began to segregate related research and development expenses by product candidate.

Critical Accounting Policies and Significant Judgments and Estimates, Stock-Based Compensation, Page 80

8.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances since March 2020 and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. Provide detail regarding the extent to which recent sales of preferred stock and/or common stock in arms-length transactions represented significant inputs to the fair value determination. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price range has been determined.

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October 9, 2020 Page Four

Exclusive License Agreement with Emory University, Children’s Healthcare of Atlanta, Inc. and The UAB Research Foundation, Page 105

9.	Please disclose the annual minimum royalty you are required to pay, the share of sublicensee fees you are required to pay, and the an annual license maintenance fee.

In response to the Staff’s comment, the Company has revised its disclosure on page 108 of DRS Amendment No. 1.

Exclusive License Agreement with UABRF, Page 106

10.	Please disclose the share of non-royalty income that you are required to pay UABRF.

In response to the Staff’s comment, the Company has revised its disclosure on page 108 of DRS Amendment No. 1.

Index to Financial Statements, Note 3. Fair Value Assets and Liabilities, Page F-12

11.	Please revise to clearly disclose the valuation methodology for your Series A Preferred Stock warrants including the significant unobservable inputs underlying the level 3 fair value measurements.

In response to the Staff’s comment, the Company has revised its disclosure on page F-13 of DRS Amendment No. 1 to clarify the use of the intrinsic value to determine the fair value the Series A Preferred Stock warrant.

* * *

Please contact me at (202) 728-7096 or Josh Kaufman at (212) 479-6495 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:         William Ho, IN8bio, Inc.

Josh Kaufman, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP 1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC 20004-2400
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